# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oncocyte Corporation, CIK 0001642380
CUSIP: 68235C107
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 15 Cushing, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000012208

## Reporting persons
- BIO-RAD LABORATORIES, INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,764,078; shared voting power 0; sole dispositive power 2,764,078; shared dispositive power 0; aggregate amount beneficially owned 2,764,078 (9.7% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in row (11) assumes 28,599,285 outstanding Common Shares of the Issuer as of February 10, 2025, as provided by the Issuer to the Reporting Person. The percentage calculation in row (11) is rounded to the nearest tenth of a percent. The actual percent as reported in item 4(b) is 9.66%

## Item 1. Issuer
Name of issuer: Oncocyte Corporation
Address of issuer's principal executive offices: 15 Cushing, Irvine, CA, 92618

## Item 2. Person Filing
Name of person filing: Bio-Rad Laboratories, Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: 1000 Alfred Nobel Drive, Hercules, California 94547
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,764,078 Common Shares
Percent of class: 9.66
Sole power to vote or to direct the vote: 2,764,078 Common Shares
Shared power to vote or to direct the vote: 0 Common Shares
Sole power to dispose or to direct the disposition: 2,764,078 Common Shares
Shared power to dispose or to direct the disposition: 0 Common Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIO-RAD LABORATORIES, INC: /s/ Courtney C. Enloe, Courtney C. Enloe/Executive Vice President, General Counsel and Secretary (03/04/2025)